167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA

TEL 822-3456-4265 FAX 822-3456-4299

November 9, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for the Year Ended December 31, 2011

Filed April 30, 2012

File No. 1-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated September 27, 2012, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2012 with respect to the fiscal year ended December 31, 2011.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

***********

Form 20-F for Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Note 2. Significant Accounting Policies, page F-14

(6) Revenue Recognition, page F-18

1.	We note the disclosures here and elsewhere in your filing concerning your rate regulation and the new electricity tariff system that went into effect on July 1, 2011. We understand that the prior tariff system did not include an adjustment for changes in fuel prices, while the new tariff system added a fuel cost pass-through adjustment. We further understand that this fuel cost adjustment was suspended by your government “due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff.” Please answer the following questions:

•

Please confirm our understanding that you had not collected any revenue related to this fuel cost pass-through adjustment at December 31, 2011. Also tell us whether you have collected any revenue related to this adjustment as of the date of your response, and if so, please quantify the amount.

Securities and Exchange Commission	2	November 9, 2012

Response:

In response to the Staff’s comment, we confirm that we have not collected any revenue (or billed our customers for the related charges) related to the referenced fuel cost pass-through adjustment as of December 31, 2011 and the date hereof.

•	Your state that “the Korean government has issued a temporary hold-order on the Company, in collecting on the pass-through of fuel cost from the customers.”

•

To assist us in understanding why you believe this hold-order is temporary, please describe in more detail the process by which this hold-order was instituted and the process by which this hold-order can be lifted.

Response:

In response to the Staff’s comment, we note the following:

The fuel cost pass-through adjustment system (the “FCPTA system”) became effective as of July 1, 2011 pursuant to the Electricity Tariff Determination Guidelines approved by the Ministry of Knowledge Economy (“MKE”). Detailed procedures for implementing the FCPTA system are set forth in the Regulation for Electricity Service approved by the MKE, which contains a provision entitled “Suspension of the FCPTA system in the case of emergency.” This provision provides that, if the minister of the MKE determines that, for the purposes of stabilizing the life of Korean citizenry and facilitating Korean economy, a temporary suspension of the FCPTA system is necessary due to actual or anticipated sudden and substantial increases in fuel costs for reasons related to rapid rises in international crude oil prices or the exchange rate for the Korean Won or other reasons and instructs us to temporarily suspend the implementation of the FCPTA system for the foregoing reasons, we shall comply with such instruction.

On July 29, 2011, we received a hold-order to delay our billing and collections of our customers for the fuel cost adjustment amount and have since then complied with such hold-order. The hold-order has not been revoked or otherwise been modified to date.

Under the Regulation for Electricity Service, the hold-order will be lifted when we receive a notice from the MKE authorizing us to bill and collect the fuel cost adjustment amount from our customers. The Regulation for Electricity Service provides that any fuel cost adjustment amount that is not billed or collected in a given financial year shall be carried over to the fuel cost adjustment amount in the following year.

Securities and Exchange Commission	3	November 9, 2012

•	Tell us the likelihood of the hold-order being lifted in the event fuel costs continue to increase or stay at higher levels.

Response:

In response to the Staff’s comment, we note that the decision to lift the hold-order is for the government to make and it is difficult for us to predict how or when the government will make its decisions, particularly a decision such as lifting the hold-order which would, under the current environment, lead to a rise in electricity tariff rates to the consumers and would therefore involve inflationary and other significant policy considerations.

Without prejudice to the foregoing, however, we acknowledge that if fuel costs continue to increase or stay at higher levels, it is less likely that the hold-order will be lifted.

However, we note that this does not necessarily preclude the lifting of the hold-order. Our belief is based on the fact that the FCPTA system is an important element of the government’s national energy policy as further discussed below, and accordingly the government has a strong incentive in ensuring that the FCPTA system be successfully implemented. In addition, from the government’s standpoint, lifting the hold-order on the FCPTA system may be a more practical solution than raising the base and usage rates for electricity since (i) the FCPTA system represents a market-oriented approach in line with the government’s broader policy mandate to make Korea a more advanced market economy, as compared to directly raising the base and usage rates which would give a stronger signal that the electricity tariff is still entirely regulated by the government, (ii) under the FCPTA system the consumers are entitled to benefit from reduced electricity tariff at times of falling fuel prices given that the negative fuel cost adjustment amount will have the effect of reducing the overall electricity tariff, (iii) raising the base and usage rates for electricity tariff requires a lengthy process involving inter-ministry consultation between the MKE and the Ministry of Strategy and Finance followed by the approval of the Minister of the MKE, which may take significantly more time than lifting the hold-order, which under the Regulation for Electricity Service can be done by the decision of the MKE, and (iv) lifting the hold-order will be in line with the provision in the Electricity Supply Regulation which provides for only a “temporary” suspension in the case of “emergency”.

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Finally, tell us whether the government has the authority to indefinitely extend this hold-order. If you do not believe that the government will indefinitely extend this hold-order, explain to us in detail the basis for your belief. Your response should address how and why you believe factors will change such that the government’s concerns about protecting consumers from sudden and substantial rises in electricity tariffs will be resolved in such a manner that you would be permitted to collect a higher tariff retroactive to July 1, 2011.

Securities and Exchange Commission	4	November 9, 2012

Response:

In response to the Staff’s comment, we note that the government, if it so chooses, may maintain the hold-order indefinitely; however, we do not believe that the government plans to indefinitely extend the hold-order for the following reasons.

First, the FCPTA system is a product of a long-standing government policy to promote a nationwide energy saving campaign. In 2008, the government made “low-carbon, green growth” a national strategy and implemented a five-year plan to attain this target. The FCPTA system is part of this five-year plan and reflects the government’s policy objectives of encouraging voluntary energy saving by the end consumers by having them share at least part of the benefits and burdens of fuel price fluctuations. Given the importance of the FCPTA system in Korea’s overall energy policy, we believe it is highly unlikely that the government will revoke such system or indefinitely maintain the hold-order, which would signal a significant retreat from a long-standing national policy. Furthermore, the government has expended significant resources and political capital in order to adopt the FCPTA system, including laying out various requisite statutory and administrative framework since 2009.

Second, the Regulation for Electricity Service approved by the MKE explicitly states that the FCPTA system will be suspended temporarily only in the case of emergency, namely only when necessary for the purpose of stabilizing the life of Korean citizenry and facilitating Korean economy in the event of actual or anticipated sudden and substantial increases in fuel costs. Therefore, while there is room for interpretation as to what time frame should be involved in order to make the suspension “temporary”, given the express language of the provision in the Regulation for Electricity Service, we do not believe the intention of the government was to make the hold-order permanent or indefinite and it will be more reasonable to interpret the government’s intent behind the provision as providing for the lifting of the hold-order once the fuel costs fall or stabilize at a level as not to significantly threaten the economic well-being of the average consumer.

Third, if the government was not serious about implementing the FCPTA system, we do not believe that the government would have adopted the FCPTA system at all or spent the considerable amount of time and resources required for the adoption of such system, or publicly promulgated the implementation date of July 1, 2011 by amending the Electricity Tariff Determination Regulation or the Regulation for Electricity Service. In addition, we believe that the government as our controlling shareholder is fully aware of the adverse consequences from the current suspension of the FCPTA system (namely, the accumulation on our balance sheet of accounts receivables related to the uncollected adjustment amount and the negative impact thereof on our financial condition and results of operations, which in turn adversely affects our reputation and credit ratings). Furthermore, on July 24, 2012, the MKE reported to the National Assembly that it intends and is currently seeking ways to normalize the operation of the FCPTA system, including by way of lifting the hold-order.

In light of the foregoing, we believe that the government will eventually lift the hold-order and allow us to bill and collect from our customers the fuel cost adjustment amount.

Securities and Exchange Commission	5	November 9, 2012

As for billing and collection retroactive to the date of hold-order on July 1, 2011, the Regulation for Electricity Service provides that any fuel cost adjustment amount that is not billed or collected in a given financial year shall be carried over to the fuel cost adjustment amount in the following year, and on March 21, 2012, we reported to the government the accumulated amount of accounts receivable for the period from July 1, 2011 to December 31, 2011 in relation to the fuel cost adjustment amount, to which the government has not indicated any objection to date. In light of the foregoing, we do not believe that the government will prevent us from billing and collecting the entire fuel cost adjustment amount retroactive to July 1, 2011.

•	If the likelihood of lifting the hold-order is dependent upon future fuel costs, please explain how you are able to determine with certainty that future fuel prices will fall.

In response to the Staff’s comment, we respectfully note that while we believe that future fuel costs will be one of the principal factors the government will consider when deciding whether and when to lift the hold-order, the government will likely also consider other factors, such as the overall inflation level in Korea at the time of lifting the hold-order, the estimated impact on consumer spending from the fuel cost adjustment payable upon the lifting the hold-order and the estimated adverse impact on our results of operation and financial condition from not lifting the hold-order. Therefore, a future decrease in fuel costs is unlikely to be a sufficient condition for the lifting of the hold-order, although we believe that such decrease would be a positive factor in the government’s determination of whether to lift the hold-order. We also note that it is difficult to predict with any certainty future trends of factors as volatile as commodity prices, although based on recent projections made by several reputable international authorities on the matter, we are cautiously optimistic that the market fuel prices will fall at least in the short-term.

•

Please provide us with your detailed analysis of how you determined it was appropriate under IFRS to begin recognizing this fuel cost pass-through adjustment in your accounts receivable and revenue on July 1, 2011. Please address the following:

Your response should cite the specific provisions of IAS 18 and any other accounting guidance upon which you relied in performing your analysis of this matter

Response:

In response to the Staff’s comment, we note that we have analyzed and relied on paragraph 14 of IAS 18 in determining the appropriateness of the referenced recognitions.

Securities and Exchange Commission	6	November 9, 2012

The following table sets forth the five conditions set forth in paragraph 14 of IAS 18 for recognition of revenue from the sale of goods, and our rationales for determining that we have met each such condition.

Conditions	Analysis
(a) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods	Upon purchase of electricity from us, the customer uses all electricity; accordingly, all of the risks and rewards relating to the electricity purchased and sold are transferred from us to the customer.
(b) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold	Electricity is used by the customer immediately upon purchase and we therefore do not retain any continuing managerial involvement or effective control over the goods sold.
(c) the amount of revenue can be measured reliably	At the time of sale of electricity, the fuel cost adjustment amount is determined pursuant to the formula set forth in the Regulation for Electricity Service.

(d) it is probable that the economic benefits associated with the transaction will flow to the entity

Accounts receivables related to fuel cost adjustment amount will be offset by (i) cash to be received upon billing and collection of the fuel cost adjustment rate on the end customer following approval thereof by the government and (ii) accounts payable related to fuel cost adjustment arising from decreases in fuel costs.

While we need to obtain government approval for lifting the hold-order on the FCPTA system in order to bill and collect fuel cost adjustment rate on the end customers, upon such approval we are entitled under the Regulation for Electricity Service to bill and collect the entire amount of accounts receivable related to fuel cost adjustment retroactive to July 1, 2011.

In the event that the FCPTA system is revoked or the hold-order remains indefinitely so that we are not permitted to collect the entire amount of accounts receivable related to fuel cost adjustment, it is probable that the entire economic benefits associated with the sale of electricity will not flow to us. Since such revocation or indefinite suspension is within the purview of the government’s power, it is difficult for us to predict with any certainty what actions the government may take in the future.

Securities and Exchange Commission	7	November 9, 2012

However, we believe it is probable that the FCPTA system will not be revoked, and we do not believe that the government plans to indefinitely extend the hold-order for the following reasons. First, the fundamental policy rationale for the FCPTA system is to encourage energy savings by the end customers by having them share the costs and benefits arising from movements in the market prices of fuel. Therefore, as a policy matter, it is unlikely that the government will revoke the FCPTA system or indefinitely maintain the hold-order that would signal a retrenchment from such policy. Second, Korea Gas Corporation (“KOGAS”), a government-controlled entity responsible for the distribution of natural gas in Korea, has implemented a fuel cost adjustment system similar to ours in 1998. From time to time, KOGAS has been subject to hold-orders similar to ours which has resulted in their recording accounts receivable similar to our case. But with limited exceptions, these hold-orders have been temporary and KOGAS has been allowed from time to time to invoice and collect from customers. Third, in order to assess the appropriateness of the size of accounts receivable in respect of the uncollected fuel cost adjustment amounts, the government requires that we submit an annual certification as to the amount of such accounts receivable. Since July 2012, we have been periodically submitting requests to the government to approve collection of the fuel cost adjustment amount in accordance with the procedures set forth in the Regulation for Electricity Service. As of the date hereof, the government has not to-date indicated any objection to any such request made by us or otherwise indicated that it will prevent us from billing and collecting all or a portion of these amounts from the customers upon the lifting of the hold-order.

Based on the foregoing, as of the date hereof, we believe that it is probable that the FCPTA system will not be revoked, that the hold-order will not be maintained indefinitely and that we will eventually be able to receive the economic benefits associated with the fuel cost adjustment.

(e) the costs incurred or to be incurred in respect of the transaction can be measured reliably	The costs related to the FCPTA adjustment have already been incurred and recorded.

Securities and Exchange Commission	8	November 9, 2012

We have also analyzed paragraphs 11 and 18 of IAS 18 as further discussed below.

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With regards to IAS 18, your response should include but not be limited to your analysis of whether the fair value of the consideration to be received was less than the nominal amount of the receivable as a result of the known delay of the inflow of cash. Also explain in detail how you determined it was probable that this additional revenue would accrue to you, including clarifying whether you performed any probability-weighted cash flow analysis. Refer to paragraphs 11 and 18 of IAS 18.

Response:

In response to the Staff’s comment, we first note that we do not believe that, in relation to the fuel cost adjustment amount under the FCPTA system, the fair value of the consideration to be received was less than the nominal amount of the receivable as a result of the known delay of the inflow of cash.

Paragraph 11 of IAS 18 states: “In most cases, the consideration is in the form of cash or cash equivalents and the amount of revenue is the amount of cash or cash equivalents received or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. For example, an entity may provide interest free credit to the buyer or accept a note receivable bearing a below-market interest rate from the buyer as consideration for the sale of goods.”

During the hold-order period, we have periodically requested the government to approve the amount of fuel cost adjustment to be billed and collected from our customers upon the lifting of the hold-order, as well as the carrying cost of money for such uncollected amount. We believe we are entitled to receive such carrying cost of money since (i) the inability to collect is due to the government’s hold-order, (ii) the government has not to-date indicated any objection to our request to be covered for the carrying cost of money, and (iii) KOGAS has been able to collect the carrying cost of money upon the lifting of its hold-orders. We compute our carrying cost of money based on our average borrowing rate for the hold-over period. Since the electricity tariff rate amounts to the fair value of consideration at the time of the purchase and sale of electricity and we are entitled to collect effectively interest for the deferral period, we do not believe that the fair value of the consideration to be received was less than the nominal amount of the receivable as a result of the known delay of the inflow of cash with respect to the FCPTA system.

As for the comment regarding the probability that the revenue from the fuel cost adjustment will accrue to us as set forth in paragraph 18 of IAS 18, we respectfully direct the Staff’s attention to our discussion above in relation to condition (d) set forth in paragraph 14 of IAS 18 and note that it is probable that such additional revenue will accrue to us in light of our belief that the government is unlikely to revoke the FCPTA system or indefinitely maintain the hold-order to the effect that we will not be able to collect the fuel cost adjustment amount. We also note that we have not performed any probability-weighted cash flow analysis in relation to this subject matter.

Securities and Exchange Commission	9	November 9, 2012

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Please tell us whether events subsequent to the filing of this Form 20-F have changed your analysis of the collectability of amounts recorded in 2011 related to this fuel cost pass-through adjustment. Also tell us whether you continue in 2012 to recognize additional amounts of accounts receivable and revenue related to this fuel cost pass-through adjustment, and if so, please provide us with your best estimate of the total amount of revenue you will recognize in 2012 related to this adjustment.

Response:

In response to the Staff’s comment, we note that there have been no events subsequent to the filing of our Form 20-F that have adversely changed our analysis of the collectability of amounts recorded in 2011 related to the fuel cost pass-through adjustment. As for any positive developments, we note that pursuant to the Regulation for Electricity Service which requires that the fuel cost adjustment amount uncollected in a given financial year due to the hold-order be settled in the following financial year, on March 21, 2012 we reported to the government the accumulated amount of accounts receivables for the period from July 1, 2011 to December 31, 2011 in relation to the fuel cost adjustment amount. As discussed above, since July 2012, we have been periodically submitting requests to the government to approve collection of the fuel cost adjustment amount in accordance with the procedures set forth in the Regulation for Electricity Service. To date, the government has not indicated any objection to any such request made by us or otherwise indicated that it will prevent us from billing and collecting all or a portion of these amounts from the customers upon the lifting of the hold-order.

We further note that we continue in 2012 to recognize additional amounts of accounts receivable and revenue related to this fuel cost pass-through adjustment, and our best estimate of the total amount of revenue we will recognize in 2012 related to this adjustment is approximately Won 1.5 trillion (and when added together with the accounts receivable accrued in 2011, Won 1.8 trillion).

(14) Property, Plant and Equipment, page F-24

2.	We note your disclosures here and on pages F-26 and F-36 concerning your accounting for property, plant and equipment under IFRS. We have the following comments:

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We note from page F-36 that at your opening balance sheet date under IFRS, you revalued your land, property, plant and equipment to fair value, resulting in an increase to the book value of these assets of approximately 29.5%. Please describe to us in detail your methodology for determining the fair value of these assets as of January 1, 2010. If you used replacement cost or comparable sales values of similar assets, explain how you factored in the price controls in the valuation. Your response should include a detailed description of the level at which you grouped assets when calculating fair value. If you used a discounted cash flow methodology to value these assets, please describe to us in detail the underlying assumptions behind your estimate of future cash flows. For example, tell us whether you assumed that rates would increase from the rate in effect at January 1, 2010, and if so, the amount and timing of such rate increases and the basis for your forward looking assumptions.

Securities and Exchange Commission	10	November 9, 2012

Response:

On the opening balance sheet date under IFRS, namely January 1, 2010, we measured the fair value of certain of our land, property, plant and equipment in accordance of IFRS 1 D5. We used such fair value as the deemed cost of such assets of the opening balance sheet date under IFRS. It should be noted that under IFRS, we are not required to measure the fair value of all of our land, property, plant and equipment on the date of IFRS adoption, and we have excluded from our measurement (i) assets for which revaluation was not expected to yield a significant difference in value, and (ii) assets for which measurement was practically difficult.

In determining the fair value of such assets, we hired a government-licensed external fair value specialist to assist our management with such determination. We believe that in such determination the fair value specialist used the most appropriate valuation method based on the special characteristics by type of assets being revalued and other information available.

The fair value of our land was measured using the market approach, and the fair value of plant and equipment (namely, buildings, structures and machinery) was measured using the cost approach. We did not use the income approach or discounted cash flow approach in determining the fair value of our tangible assets.

To elaborate:

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Land. The fair value of land was measured by analyzing the market price for the purchase and sale of other land with similar uses in the vicinity of the land being revalued after adjusting for certain pricing differences, such as those arising from the time gap between the purchase and sale transactions for the other land and the revaluation, locations, size of the area, transportation access, shape, surrounding areas and zoning and other regulatory concerns. The fair value was determined individually for each parcel of land to the extent that such parcel can be purchased and sold separately, but where several parcels are used for a single purpose or multiple uses of such parcels were deemed to be inconsistent with the nature of the purchase and sale transaction, fair value was determined collectively for such parcels as a group.

Securities and Exchange Commission	11	November 9, 2012

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Buildings, structures and machinery. The fair value of our buildings, structures and machinery was measured by the post-depreciation replacement cost approach, which is one of the cost approaches. This approach measures fair value by assessing the cost of replacing the subject asset with an asset of the same use after adjusting for depreciation thereof. The market approach was not used with respect to buildings, structures and machinery used for generation, transmission, distribution and transformation facilities since these are specialized assets for which an active liquid market does not exist. Replacement costs were measured in one of the following two ways, depending on the nature of the buildings, structures and machinery being valued. One, if the asset being valued was sufficiently standardized so that comparison with similar or standard construction precedents was possible, replacement cost was determined as the sum of the current purchase prices for raw materials, labor and indirect construction costs for a new construction of the standard or comparable asset. Two, if measurement based on comparability was not available, replacement cost was determined based on the actual cost of construction for the asset being valued after adjusting for inflationary effects on each element of the asset since the time of the original construction to the date of revaluation. Specifically:

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Buildings – Replacement cost of buildings was measured as cost of constructing new buildings based on similar precedents or standardized samples and in consideration of particular characteristics of the building being measured (namely, structure and use, among others). For certain special buildings for which similar precedents or standardized samples were not available, replacement cost was measured as the sum of actual cost of construction plus additional factors, such as inflationary effects.

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Structure and equipment for transmission, distribution and transformation – Replacement cost of these structures and equipment was measured based on the actual construction cost of a relatively recently constructed sample which is similar to the structure or equipment being measured, after adjusting for inflationary effects on cost components (such as raw material cost, labor cost and indirect manufacturing costs).

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Structure and equipment for generation – Replacement cost of these structures and equipment was measured based on actual construction cost at the time of installation after adjusting for inflationary effects on cost components (such as raw material cost, labor cost and indirect manufacturing costs), except that for those structures and equipment for which it was difficult to determine the actual cost of construction at the time of construction, replacement cost was measured based on the actual cost of construction of the most similar structure or equipment available.

The unit of valuation was, for buildings, individual buildings, and for plants and equipment, a group of plants and equipment which were constructed as a group (for example, generation unit 1, generation unit 2 and so forth).

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It does not appear that you recorded any impairment of your property, plant and equipment during 2010 or 2011. Given your continuing trend of net losses as a result of increased fuel costs and your inability thus far to pass-through those fuel cost increases to your customers, please explain to us in more detail how you determined that no impairment was needed at December 31, 2011. Your response should include a detailed description of the level at which you grouped assets for the impairment test and should clarify whether this grouping differs from the grouping used to revalue these assets as of January 1, 2010. If you estimated future cash flows, please describe to us in detail the underlying assumptions behind your estimate of future cash flows and tell us whether any of those assumptions differed from the assumptions used to revalue these assets as of January 1, 2010.

Securities and Exchange Commission	12	November 9, 2012

Response:

In response to the Staff’s comment, we note the following:

First, at the end of each reporting period, we assess with respect to certain assets and each cash generating unit whether there are any indicators of impairment for our assets, including property, plant and equipment. Our cash generating units comprise of (i) our generation facilities at a given site, such facilities collectively being considered to be one cash generating unit and (ii) our transmission and distribution facilities, all of which are considered collectively as a single cash generating unit. As of December 31, 2011, we did not detect any indicators of impairment for our cash generation units relating to electricity generation and therefore did not conduct an impairment test for such units. As of such date, we did detect indicators of impairment for the cash generating unit relating to electricity transmission and distribution, which recorded an operating loss for the year ended at such date, and we performed an impairment test for such unit. For such test, we assumed the recoverable amount to be the value in use, which is the present value of the estimated future cash flows to be generated by the transmission and distribution unit, and, we engaged an independent external fair value specialist in order to ensure objective determination of the value in use. The value in use for the transmission and distribution unit was determined through the impairment test as Won 63,613 billion, which exceeded the net operating asset for such unit of Won 50,534 billion, each as of December 31, 2011. We therefore did not record an impairment for such unit, and such determination was based on the estimates that the future fuel costs will be stable and also that, based on the assumption of an increase in electricity tariff rates by 4.5% in 2012 and by 3.0% in 2013, the future sale price of electricity will rise to an appropriate level when compared to the expected future fuel costs.

Second, the grouping we used for revaluation of tangible assets as of January 1, 2010 (the date of adoption of IFRS) is different from the grouping we used for the impairment test of assets as of December 31, 2011. The grouping as of January 1, 2010 was performed for select land, buildings, structures and equipment excluding (i) those for which revaluation was not expected to yield a significant difference in value, and (ii) those for which measurement was practically difficult. In comparison, the grouping as of December 31, 2011 was performed for each cash generating unit.

Third, the underlying assumptions for our estimated future cash flows used in the impairment test as of December 31, 2011 are as follows:

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Estimated future cash flows. Future cash flows were estimated based on a five-year financial forecast, and future cash flows for the sixth year and beyond were estimated based on the assumption of 0% growth. We used a discount rate of 6.11%, which was the weighted average capital cost in 2011 computed using the capital asset pricing model.

Securities and Exchange Commission	13	November 9, 2012

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Estimated future revenues from the sale of electricity. Future revenues from the sale of electricity were estimated in terms of both estimated future volume of electricity sold and estimated future electricity tariff rate. Future volume of electricity sold was estimated based on the assumption of an annual growth rate of 2.9% to 4.4% for the volume of electricity sold, which reflects the estimated annual growth rate set forth in the fifth Basic Plan for Supply and Demand of Electricity (the “Basic Plan”) promulgated by the MKE in December 2010. The Basic Plan is updated every two years pursuant to the Electricity Business Law and sets forth the government’s planned targets for a stable supply and demand of electricity, including the basic directions for electricity supply demand, long term forecasts, construction schedules for generation, transmission and distribution facilities and demand management plans; the fifth Basic Plan sets forth such planned targets for 2010 to 2024. As for future electricity tariff rates, we assumed that such rates will increase by 4.5% and 3.0% in 2012 and 2013, respectively, and will not increase for subsequent periods. The electricity tariff rates in fact increased by 4.9% in 2012, and in August 2012 the government submitted to the legislature a plan to increase the electricity tariff rate each year by the expected GDP growth rate for such year, which was 2.7% for 2012.

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Estimated cost of purchasing electricity. Cost of purchasing electricity involves the cost of purchasing electricity from our generation subsidiaries and independent power producers and represent the substantial majority of our total cost of goods sold. Future cost of purchasing electricity is estimated primarily in terms of the volume of electricity purchased and the unit cost of electricity purchased. Future volume of electricity purchased is estimated based on the estimated future revenues from the sale of electricity as discounted by the transmission and distribution loss factor of 4% based on past records. As for estimating future volume of electricity purchased, we made different allocations depending on the fuel type in light of the substantial variance in the unit cost of generating electricity as a result of the fuel type, as well as in consideration of varying capacity plans and average facility operation ratios for generation units using different fuel types. We also estimated that we will first purchase electricity from (i) base load generation units fueled by nuclear power and coals and (ii) independent power producers, and the rest from generation units fueled by natural gas and oil. The average facility operation ratio was assumed to be 94% and 95% for nuclear generation units and coal-fired generation units, respectively, based on past records, and a range between 40% and 50% for independent power producers based on their respective capacity expansion plans. As for the unit cost of purchasing electricity by type of generation unit, it was estimated based on, among others, forecasts by reputable outside sources as to exchange rate and fuel prices for oil, LNG, coal and uranium. We assumed an exchange rate of Won 1,080 per US dollar based on projections of a stable exchange rate by a substantial number of economic research institutes. In addition, for all of the fuel types, we estimated the unit cost by applying the expected annual variance for the estimation period to the actual cost in 2011. The annual variance for the estimation period for each fuel type was estimated as follows:

For estimated fuel price trends in the future, we relied on estimates provided by a number of internationally renowned outside experts and indices (for example, Cambridge Energy Research Associates, among others, for oil prices and the projections published by the U.S. Energy Information Administration, among others, for bituminous coal prices). In addition, for uranium prices, we used the uranium prices under the long-term supply contracts for our nuclear fuels as adjusted for the past levels of depreciation of the fuel rods; and for LNG prices, we assumed a strong correlation to the movements of oil prices. For estimates of unit cost of purchasing electricity from independent power producers, we used the system marginal price and capacity price; the system marginal price was estimated based on the actual system marginal price in 2011 after reflecting the variance in the price of LNG; and the capacity price was estimated based on the actual capacity price in 2011 based on the assumption that there will be no external shocks to such price. Other costs, such as labor costs and other recurring expenses, were estimated using, among others, the past average inflation rate of 3%.

Securities and Exchange Commission	14	November 9, 2012

Fourth, as discussed in response to a prior bullet point, for purposes of asset revaluation on the opening balance sheet date under IFRS, we used the market approach or the cost approach, whereas, for purposes of estimating future cash flows for the impairment test as of December 31, 2011, we used the income approach or the discounted cash flow approach. Hence, the assumptions used for the impairment test are different from those used for asset revaluation as of January 1, 2010.

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Please tell us how you have considered your interim financial results for 2012, and in particular the increasing net loss, in determining whether an impairment of your property, plant and equipment is necessary during 2012. Specifically tell us whether you have performed an impairment test yet during 2012. If so, please describe that test and the underlying assumptions behind your estimate of future cash flows, similar to the information requested in the above bullet points. If you have not performed an impairment test yet, please confirm our understanding that you will perform an impairment test as of December 31, 2012, and describe to us in detail any changes that you anticipate making to the assumptions used in your impairment test. If you do not anticipate making any changes to your assumptions, please explain to us in detail why no changes to your assumptions are appropriate.

Securities and Exchange Commission	15	November 9, 2012

Response:

In response to the Staff’s comment, we note that we have not performed an impairment test for our property, plant and equipment based on the interim financial results in 2012. In light of the actual increase of electricity tariff rates by 4.9% on average in August 2012, we plan to perform an impairment test for such assets as of December 31, 2012, when the impact of the recent increase in the electricity tariff rate is reflected in our financial condition and operating results. As to whether we will change the assumptions for such impairment, we will determine at the time of the test based on an evaluation of whether the existing assumptions are appropriate.

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4265 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Park, Kyu-Ho
Name:	Park, Kyu-Ho
Title:	Chief Financial Officer